Exhibit 99.2

Operating and Financial Review and Prospects

We may from time to time make written or oral forward-looking statements, including in filings with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as “strategy”, “expects”, “continues”, “plans”, “anticipates”, “believes”, “may”, “estimates”, “intends”, “projects”, “goals”, “targets”, and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot assure you that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE Systems Ltd.’s securities. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution partners, one of which constitutes 13% of our revenues for the six-month period ended June 30, 2007; the financial strength of our key distribution partners; and the market’s acceptance of our technologies, products and solutions.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Please read the section entitled “Risk Factors” in our annual report on Form 20-F to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances or the occurrence of unanticipated events.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2007 and in conjunction with our consolidated financial statements and the related notes and other financial information included in our 20-F for the year ended December 31, 2006.

Recent Acquisition

The following acquisition was accounted for as a purchase, and, accordingly, the purchase price for the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to the acquisition are included in our consolidated statement of income from the date of acquisition.

On August 30, 2007, we acquired Actimize Ltd. Under the terms of the Agreement and Plan of Merger, dated July 2, 2007 (the “Merger Agreement”), the consideration paid for Actimize was approximately $280 million, approximately 80% of which was in cash and approximately 20% was satisfied through the issuance of 1,501,933 of our ordinary shares.

Results of Operations

The following table sets forth our selected consolidated statements of income for each six month period ended June 30, 2006 and 2007 expressed as a percentage of total revenues. Totals may not add up due to rounding.

	Six months ended June 30,
	2006	2007
Revenues
Products	64.0%	61.7%
Services	36.0	38.3
	100.0	100.0
Cost of revenues
Products*	32.7	28.1
Services*	63.1	59.9
	43.7	40.3

Gross Profit	56.3	59.7

Operating expenses
Research and development, net	11.0	11.0
Selling and marketing	22.3	22.9
General and administrative	14.1	16.7
Amortization of acquired Intangibles	0.7	1.5
In process research and development write-off	0.1	—
Total operating expenses	48.2	52.1

Operating income	8.2	7.6
Financial and other income, net	4.3	2.8

Income before taxes	12.5	10.4
Taxes on income	2.9	2.2

Net income	9.6	8.2
______________
*	Respective revenues

Comparison of the Six Months ended June 30, 2007 and 2006.

Revenues

Our total revenues rose approximately 30.4% to $242.1 million in the first six months of 2007 from $185.6 million in the same period of 2006. Revenues from sales to the enterprise market were $188.4 million in the first six months of 2007, an increase of 40.0% from the same period of 2006, and revenues from sales to the security market were $53.7 million in 2007, an increase of 5.3% from the same period of 2006. Approximately 50% of the growth in revenues is attributable to the inclusion of the results of IEX Corporation for the first time beginning on July 7, 2006 and the inclusion of Performix Technologies Ltd. beginning on May 22, 2006. Approximately 50% of the growth is due to organic growth.

	Six months ended June 30,
	(U.S. dollars in millions)
	2006	2007	Dollar Change	Percentage Change

Product Revenues	$118.8	$149.5	$30.7	25.8%
Service Revenues	66.8	92.6	25.8	38.6
Total Revenues	$185.6	$242.1	$56.5	30.4%

Approximately 37% of the increase in product revenues is attributable to the inclusion of the results of IEX Corporation and Performix. The remainder of the growth is due to organic growth.

Approximately 65% of the increase in service revenues in the first six months of 2007 was attributable to the inclusion of the results of IEX Corporation and Performix. The remaining 35% growth in service revenue was due to an increase in our installed customer base resulting from new product sales to the enterprise market.

Service revenues represented 38.3% of total revenues, as compared to approximately 36% in the first six months of 2006. Although we typically generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings, and, as a result, we expect services to represent a growing portion of total revenues in the future.

Revenues in the first six months of 2007 in the Americas, which include the United States, Canada and Central and South America, rose 27.8% to $138.5 million, as compared to $108.4 million in the same period of 2006. Approximately 81% of the increase is attributable to the inclusion of the results of IEX Corporation and Performix. The remaining 19% growth is due to an increase in our products revenue and higher post-contract service and maintenance revenue. Sales to Europe, Middle East and Africa (EMEA) rose 34.0% to $71.8 million in the first six months of 2007, as compared to $53.6 million in the same period of 2006. Approximately 16% of the increase is attributable to the inclusion of the results of IEX Corporation and Performix. Approximately 74% of the increase is attributable to a growth in product revenues in the enterprise and security market. Sales to Asia-Pacific (APAC) increased 34.9% to $31.8 million in the first six months of 2007, as compared to $23.6 million in the same period of 2006; approximately 10% of the increase is attributable to the inclusion of the results of IEX Corporation. Approximately 50% of the increase is attributed to a growth in enterprise product revenues.

Cost of Revenues

	Six months ended June 30,
	(U.S. dollars in millions)
	2006	2007	Dollar Change	Percentage Change

Cost of Product Revenues	$38.9	$42.0	$3.1	8.0%
Cost of Service Revenues	42.1	55.5	13.4	31.8

Total Cost of Revenues	$81.0	$97.5	$16.5	20.4

Cost of product revenues increased on a dollar basis while decreasing as a percentage of product revenues. The increase on a dollar basis was due to higher sales volume, amortization of intangible assets in the amount of $5.0 million in the first six months of 2007 compared to $2.2 million in the first six months of 2006, which was partially offset by the lower cost of product resulting from a higher proportion of software in the product mix. Cost of service revenues increased on a dollar basis while decreasing as a percentage of service revenues. Approximately 53% of the increase is attributable to the inclusion of the results of IEX Corporation and Performix. The decrease as a percentage of service revenues is due to a better utilization of the service organization and a higher volume of service revenues.

Gross Profit

	Six months ended June 30,
	(U.S. dollars in millions)
	2006	2007	Dollar Change	Percentage Change

Gross Profit on Product Revenues	$80.0	$107.5	$27.5	34.4%
as a percentage of product revenues	67.3%	71.9%
Gross Profit on Service Revenue	24.6	37.2	12.6	51.2
as a percentage of service revenues	36.9%	40.1%

Total Gross Profit	$104.6	$144.7	$40.1	38.3
as a percentage of total revenues	56.3%	59.7%

The improvement in gross profit on product revenues was primarily due to higher sales volume, product cost reductions and a higher proportion of software in the product mix. The improvement in gross profit margin on service revenues reflected improved staff utilization and higher volume of service revenues.

Operating Expenses

	Six months ended June 30,
	(U.S. dollars in millions)
	2006	2007	Dollar Change	Percentage Change

Research and development, net	$20.4	$26.7	$6.3	30.9%
Selling and marketing	41.4	55.3	13.9	33.6
General and administrative	26.2	40.6	14.4	55.0
Amortization of acquired intangible assets	1.2	3.7	2.5	208.3
In process research and development write-off	0.2	—	(0.2)	(100.0)

Research and Development, Net. Research and development expenses, before capitalization of software development costs and government grants, increased to $28.5 million in the first six months of 2007, as compared to $21.4 million in the same period of 2006 and represented 11.8% and 11.5% of revenues in the first six months of 2007 and 2006, respectively. Approximately 79% of the increase in research and development, net is attributable to the inclusion of IEX Corporation and Performix. Approximately 10% of the increase is attributable to the increase of stock-based compensation expenses, and the remaining is due to a business growth.

Capitalized software development costs were $0.5 million in the first six months of 2007, as compared to $0.2 million in the same period of 2006. Amortization of capitalized software development costs included in cost of product revenues was $0.5 million and $0.8 million in the first six months of 2007 and 2006, respectively.

Selling and Marketing Expenses. Selling and marketing expenses represented 22.9% of total revenues in the first six months of 2007, as compared to 22.3% in the same period of 2006. Approximately 48% of the increase is attributable to the inclusion of IEX Corporation and Performix. Approximately 10% of the increase is attributable to an increase of stock-based compensation expense and the remaining is due to a business growth.

General and Administrative Expenses. General and administrative expenses represented 16.7% of total revenues in the first six months of 2007, as compared to 14.1% in the same period of 2006. Approximately 19% of the increase is attributable to the inclusion of IEX Corporation and Performix, approximately 13% of the increase is attributable to the increase of stock-based compensation expenses, approximately 36% is due to an increase of legal expenses and the remaining is due to a business growth.

Amortization of acquired intangible assets. Amortization of acquired intangibles included in the operating expenses represent 1.5% and 0.7% of revenues in the first six months of 2007 and 2006. The increase is due to the acquisitions of IEX Corporation and Performix.

In process research and development write-off. In process research and development write-off represents a one-time write-off of in process research and development of FAST Video Security AG.

Financial Income

	Six months ended June 30, (U.S. dollars in millions)
	2006	2007	Dollar Change	Percentage Change
Financial and other income, net	$8.0	$6.7	($1.3)	(16.3%)

Financial Income, Net. The decrease in financial income, net reflects a lower average cash balance in the first six months of 2007, as compared to the same period of 2006.

Taxes on Income. In the first six months of 2007, taxes on income amounted to $5.2 million, as compared to $5.3 million in the same period of 2006.

Our effective tax rate was 22.9% in the first six months of 2007, compared with 20.8% in the same period of 2006. The marginal difference arose mainly as a result of an increase in permanent items not deductible for tax purposes and a change in the geographic mix of where our profits are earned.

Further information with regard to our Approved and Privileged Enterprise programs can be found in Item 3 - Risk Factors under the caption “We depend on the availability of government grants and tax benefits” in our annual report on Form 20-F for the year ended December 31, 2006 and in Note 13 of our consolidated financial statements for the year ended December 31, 2006, under the caption “Taxes on Income.”

Net Income from Continuing Operations. Net income from continuing operations was $19.9 million in the first six months of 2007, as compared to $17.9 million in the same period of 2006. The increase in the first six months of 2007 resulted primarily from the increase in revenues and an increase in the gross margin.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The critical accounting policies described in Item 5 in the Company’s Annual Report on Form 20-F are those that are both most important to the portrayal of the Company’s financial position and results of operations, and require management’s most difficult, subjective or complex judgments. As of June 30, 2007, there have been no material changes to any of the critical accounting policies contained therein.

Liquidity and Capital Resources

In recent years, we financed our operations through cash generated from operations. Generally, we invest our excess cash in instruments that are highly liquid and investment grade securities. At June 30, 2007, we had $356.3 million of cash and cash equivalents and short-term and long-term investments, as compared to $296.2 million at December 31, 2006 and $411.6 million at December 31, 2005.

Cash provided by operating activities of continuing operations was $50.8 million and $33.7 million in the six months ended June 30, 2007 and 2006, respectively. Net cash from operations in the six months ended June 2006 consisted primarily of net income of $17.9 million and adjustments for non-cash activities including depreciation and amortization of $8.2 million, stock-based compensation of $5.1 million and a decrease in inventories of $4.4 million, which were partially offset by a decrease in trade payables of $1.6 million. Net cash from operations in the six months ended June 30, 2007 consisted primarily of net income of $19.9 million and adjustments for non-cash activities including depreciation and amortization of $13.5 million, stock-based compensation of $9.9 million, a decrease in inventories of $5.4 million and an increase in accrued expenses and other liabilities of $19.0 million, which were partially offset by an increase in trade receivables of $6.4 million, an increase in other receivables and prepaid expenses of $5.6 million and a decrease in trade payables of $3.0 million.

Net cash used in investing activities from continuing operations was $57.1 million and $71.6 million in the six months ended June 30, 2007 and 2006 respectively. In the six months ended June 30, 2006, net cash used in investing activities consisted primarily of investment in marketable securities of $128.4 million, payment of $21.3 million for the acquisition of FAST Video Security AG, payment of $14.2 million for the acquisition of Performix Technologies Ltd. and purchases of property and equipment totaling $3.7 million, which were partially offset by proceeds from the maturity of marketable securities of $95.1 million and proceeds from settlement related to the purchase of Dictaphone CRS division of $2.0 million. In the six months ended June 30, 2007, net cash used in investing activities consisted primarily of investment in marketable securities of $160.7 million and purchase of property and equipment of $4.1 million, which were partially offset by proceeds from the maturity of marketable securities of $104.4 million and proceeds from the sale and call of marketable securities of $5.9 million.

Net cash provided by financing activities was $15.2 million and $14.2 million in the six months ended June 30, 2007 and 2006 respectively. In the six months ended June 30, 2006, net cash provided from financing activities consisted of proceeds from the issuance of shares upon exercise of options and purchase of shares under the employee share purchase plan of $12.7 million and an excess tax benefit from share-based payments agreements of $2.5 million. In the six months ended June 30, 2007, net cash provided from financing activities consisted of proceeds from the issuance of shares upon exercise of options and purchase of shares under the employee share purchase plan of $11.7 million and an excess tax benefit from share-based payments agreements of $3.5 million.

As of June 30, 2007, we had authorized credit lines in the amount of $288 million. As of June 30, 2007, we had no outstanding borrowings under these credit lines; however, $6.7 million of the $288 million was utilized for bank guarantees. Any borrowing under these credit lines will be denominated in dollars and will bear interest at the rate of up to LIBOR + 0.45% per year. Any borrowing under three of these credit lines, having an aggregate borrowing limit of $249 million, would be secured by our marketable securities.

On August 29, 2007, to finance a portion of the cash consideration for the Actimize transaction, we entered into an unsecured loan agreement and a letter of undertaking with Bank Hapoalim B.M., which provide for a term loan of $120 million. The loan is repayable in one installment on February 29, 2008. We may voluntarily prepay all or part of the loan, with no penalty, in amounts of no less than $5 million, on any interest repayment date. The loan bears interest payable monthly, at an annual rate of LIBOR plus a margin of 0.45%.

The letter of undertaking includes financial covenants requiring us to maintain a ratio of total debt and financial obligations to cash and cash equivalents and marketable securities of not more than 2.0, and shareholders’ equity at a rate of at least 45% of the total liabilities and shareholders’ equity, provided that shareholders’ equity shall in any event total at least $500 million. The letter of undertaking also includes covenants restricting the creation of liens on our assets other than liens on its cash and cash equivalents and marketable securities in the aggregate amount of $150 million, and the granting of guarantees by us for the benefit of any third parties.

We believe that based on our current operating forecast, the combination of existing working capital, expected cash flows from operations and available credit lines will be sufficient to finance our ongoing operations for the next twelve months. This belief takes into consideration the steps we have taken to limit certain customer-related risks by insuring a significant portion of our accounts receivable and achieving ISO 9000-2001 certification to help ensure the quality of our products and services, which in turn lowers our exposure to certain commercial risks.